HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                            1624 Washington Street
                               Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart
                               October 9, 2012

Sirimal R. Mukerjee
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Vanguard Energy Corporation
            Registration Statement on Form S-1
            File No. 333-180987

      This office represents Vanguard Energy Corporation (the "Company"). Amendment No. 1 to the Company's registration statement on Form S-1 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated May 17, 2012. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the report where the response to the comment can be found. A number preceded with the letter "F" indicates the page number of the financial statements where the response to the comment can be found.

                                                                    Page Number

      1. The Company's exchange offer is not subject to Rule 13e-4 since the Commission does not have the authority to subject the Company, which does nothave a class of securities registered pursuant to Section 12 of the Securities
Exchange Act of 1934, to the provisions of Section 13(e) of the 1934 Act.

      Since 1968, the regulation of tender offers has revolved around theWilliams Act and its offspring of amendments and regulations. The Williams Actadded the following sections to the Securities Exchange Act of 1934:

           13(d)
           13(e)
           14(d)
           14(e)
           14(f)

      With the exception of Section 14(e), the sections to the 1934 Act added bythe Williams Act pertain to securities, or issuers which have a class of securities, registered under Section 12 of the 1934 Act.


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


                                                                     Page Number

      Shortly before the passage of the Williams Act, the bill was beingdiscussed on the Senate floor. During this discussion, Senator Williams made the following statement:

          "Mr. Williams of New Jersey. Mr. President, S.510, as passed by the House amended in several respects the provisions of the Senate bill dealing with re-purchases by issuers of their own securities. As the sponsor of this legislation in the Senate, I would like to clarify the purposes of these amendments.

          One amendment restricts those purchases to equity securities registered pursuant to
          Section 12 of the Securities Exchange Act of
          1934 or issued by closed-end investment
          companies registered under the Investment
          Company Act of 1940. Neither this change nor anything else in the bill affects the Commission's existing authority under the general antifraud provisions of the securities acts. The Commission thus has ample authority to deal with problems involving the securities of other companies."

      (Source: Congressional Record- Senate/July 18, 1968/page 21954)

      Senator Williams' reference to "other companies" of course meant companieswhose securities were not registered under Section 12.

      It was clearly the intent of Congress that Section 13(e) of the Exchange Act would only apply to issuers which have a class of equity securities registered pursuant to Section 12. Where the intent of Congress is clear, the Commission does not have the authority, through the adoption of rules, to change the law.

      In the case of Ernst & Ernst v. Hochfelder, 425 U.S.
185, the Commission argued that since ss.10(b) of the Securities Act of 1933 is not by its terms explicitly restricted to willful, knowing, or purposeful conduct, it should not be construed in all cases to require more than negligent action or inaction as a precondition for civil liability.

      In rejecting the Commission's argument, the Supreme
      Court stated:

          "We would be unwilling to bring about this result absent substantial support in the legislative history, and there is none".

          "The rulemaking power granted to an
          administrative agency charged with
          the administration of a federal statue is not the power to make law.Rather, it is the power to adopt regulations to carry into effect the will of Congress as expressed by the statute".

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                                                                     Page Number

      However, and notwithstanding the fact that the Commission does not have the authority to subject the Company to Rule 13e-4, the Company's proposed exchange offer is not a tender offer.

      In Wellman v. Dickinson, 475 F.Supp. 783, 823-24, the court adopted an eight-factor test against which the actions of a purchaser are to be assessed in order to determine whether the elements of a tender offer are present. The eight factors, and their applicability to the Company's proposed exchange offer, are:

     (1) Active and widespread solicitation of public shareholders for the shares of an issuer:

          The Series C warrants are owned by 44 accredited investors. There is no public market for the Series
          C warrants. In connection with the Company's exchange offer, there will be no active or widespread solicitation of the holders of the Series C warrants.

     (2) Solicitation made for a substantial percentage of the issuer's stock;

          As of June 30, 2012 the Company had approximately 12,725,000 outstanding shares of common stock.
          At the present time, the Series C warrants entitle the holders to purchase 1,500,000 shares of the Company's common stock. The Class A warrants, which the Company is offering to exchange for the Series C warrants, would also allow the holders to purchase up to 1,500,000 shares of the Company's common stock. Regardless of the number of Class A warrants that are exchanged for the Series C warrants, the number of shares issuable upon the exercise of the Series C warrants, or the Class A warrants accepted in exchange, would be the same.

     (3) Offer to purchase made at a premium over the prevailing market price;

           Any Class A warrant issued in exchange for a Series C warrant will entitle the holder to purchase the same number of shares of the Company's common stock, and upon the same terms, as the Series C warrant.

           Although there is presently a market for the Class A warrants, any amount received upon the sale of a Class A warrant by a former Series
           C warrant holder would come from a person purchasing the Class A warrant on the OTC
           Bulletin Board, and not from the Company.



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                                                                     Page Number

       (4) Terms of the offer are firm rather than negotiable;

           The terms of the offer are firm and not
           negotiable.

       (5) Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased;

           The exchange offer is not contingent upon any fixed number of Series C warrants being tendered.

       (6) Offer open only for a limited period of time;

           The exchange offer will be open for a period ending nine months after the effective date of the Company's registration statement, unless extended by the Company.

       (7) Offeree subjected to pressure to sell his stock;

           The holders of the Series C warrants will not be under any pressure to accept the exchange offer. Although the Company committed to make the exchange offer, and although the Company has no problem in making the exchange offer, the Company will likewise not have any problem if none of the Series C warrant holders accept the Company's exchange offer.

       (8) The public announcement of a purchasing program concerning the target company precede or accompany rapid accumulation of a large amount of target company's securities.

           There will be no public announcement preceding or accompanying the exchange offer.

      2. We have supplied all of the information required by the instructions to Form S-1 and Item 202 of Regulation S-K.
We did not see any reference to Form S-4 in the instructions to the Form S-1. 10, 11, 37

      3. Comment complied with.
                                                                       Fee Table

      4.    Since  the  terms  of  the   Series  C  warrants
automatically   converted  to  the  terms  of  the  Class  A
warrants  when the Company's  public  offering was completed in  2011,  there  are no  differences  between  the  Class A
warrants and the Series C warrants.                                      37

      5.    Comment complied with.                            6/30/12 Financial
                                                                  Statements



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

                                                                     Page Number

      6. There are no written agreements as such between the Company and the holders of the Series C warrants. The only agreement relating to the registration of the shares issuable upon the exercise of the Series C warrants was that contained in a section of the Company's private offering memorandum relating to the sale of the Series C warrants. The relevant section is as follows:

         "We have agreed to file a registration statement with the Securities and Exchange Commission so that the Series C warrants, as well as any shares of common stock issuable upon exercise of the Series C warrants, can be resold in the public market."

      7. Comment complied with. The Class A warrants filed
as Exhibit 4.3 to the Company's registration statement on
Form S-1 (File No. 333-174194) were issued as part of a unit.
However, as disclosed in the Company's 8-K report filed on
December 9, 2011, the units
separated on December 19, 2011.                               Part II, Item 16

      8. Comment complied with.                                     Exhibit 5


       If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                           /s/ William Hart

                                           William T. Hart




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